Exhibit 99.2

ZIM INTEGRATED SHIPPING SERVICES LTD

CONDENSED CONSOLIDATED UNAUDITED INTERIM

FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

ZIM INTEGRATED SHIPPING SERVICES LTD.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

Page
FINANCIAL STATEMENTS:

Condensed consolidated unaudited interim Statements of Financial Position	2

Condensed consolidated unaudited interim Income Statements	3

Condensed consolidated unaudited interim Statements of Comprehensive Income	4

Condensed consolidated unaudited interim Statements of Changes in Equity	5-6

Condensed consolidated unaudited interim Statements of Cash Flows	7-8

Notes to the condensed consolidated unaudited interim Financial Statements	9-15

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF FINANCIAL POSITION

		September 30		December 31
		2021	2020	2020

	Note	US $’000
Assets
Vessels	6	2,280,881	732,654	948,004
Containers and handling equipment	6	1,258,270	486,497	520,887
Other tangible assets	6	66,428	70,858	67,133
Intangible assets		68,416	63,963	66,465
Investments in associates		13,349	8,843	8,441
Other investments		5,567	4,866	4,888
Trade and other receivables		6,463	4,883	5,293
Deferred tax assets		1,491	1,151	1,502
Total non-current assets		3,700,865	1,373,715	1,622,613

Assets classified as held for sale			8,663
Inventories		107,293	47,352	52,237
Trade and other receivables		1,234,209	358,200	520,001
Other investments		345,074	58,947	58,976
Cash and cash equivalents		2,454,997	350,285	570,414
Total current assets		4,141,573	823,447	1,201,628
Total assets		7,842,438	2,197,162	2,824,241

Equity
Share capital and reserves	5(a)	1,994,230	1,787,285	1,790,794
Retained earnings (deficit)		1,174,499	(1,887,918)	(1,523,528)
Equity attributable to owners of the Company		3,168,729	(100,633)	267,266
Non-controlling interests		6,606	5,539	7,189
Total equity		3,175,335	(95,094)	274,455

Liabilities
Lease liabilities		1,766,247	700,678	811,840
Loans and other liabilities	4(e)	126,346	554,184	519,471
Employee benefits		63,612	61,150	66,626
Deferred tax liabilities		85,947	325	339
Total non-current liabilities		2,042,152	1,316,337	1,398,276

Trade and other payables		1,052,310	396,657	398,876
Provisions		29,044	17,284	21,420
Contract liabilities		636,001	169,610	230,469
Lease liabilities		777,304	258,062	362,176
Loans and other liabilities		130,292	134,306	138,569
Total current liabilities		2,624,951	975,919	1,151,510
Total liabilities		4,667,103	2,292,256	2,549,786
Total equity and liabilities		7,842,438	2,197,162	2,824,241

/s/ Yair Seroussi	/s/ Eli Glickman	/s/ Xavier Destriau
Yair Seroussi	Eli Glickman	Xavier Destriau
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the Financial Statements: November 17, 2021.

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM INCOME STATEMENTS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2021	2020	2021	2020	2020

	US $’000
Income from voyages and related services	7,262,304	2,630,850	3,135,958	1,012,505	3,991,696
Cost of voyages and related services
Operating expenses and cost of services	(2,876,906)	(2,038,970)	(1,007,365)	(716,757)	(2,835,112)
Depreciation	(513,907)	(204,322)	(215,172)	(68,511)	(291,559)
Gross profit	3,871,491	387,558	1,913,421	227,237	865,025

Other operating income	9,519	8,019	5,354	2,507	12,621
Other operating expenses	(714)	(642)	(255)	1,064	4,272
General and administrative expenses	(183,910)	(114,760)	(60,375)	(42,721)	(163,210)
Share of profit of associates	3,123	2,375	842	720	3,341

Results from operating activities	3,699,509	282,550	1,858,987	188,807	722,049

Finance income	9,082	1,379	3,383	(351)	8,103
Finance expenses	(131,648)	(114,933)	(41,452)	(40,356)	(189,363)

Net finance expenses	(122,566)	(113,554)	(38,069)	(40,707)	(181,260)

Profit before income taxes	3,576,943	168,996	1,820,918	148,100	540,789

Income taxes	(636,221)	(11,195)	(358,004)	(3,696)	(16,599)

Profit for the period	2,940,722	157,801	1,462,914	144,404	524,190

Attributable to:

Owners of the Company	2,935,201	152,915	1,461,146	142,424	517,961
Non-controlling interest	5,521	4,886	1,768	1,980	6,229

Profit for the period	2,940,722	157,801	1,462,914	144,404	524,190

Earnings per share (USD)
Basic earnings per 1 ordinary share (Note 10)	25.79	1.53 (*)	12.53	1.42 (*)	5.18
Diluted earnings per 1 ordinary share (Note 10)	24.79	1.47 (*)	12.16	1.36 (*)	4.96

(*) Restated to reflect a share split of 1:10 that became effective in 2021 (see Note 5(a)).

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2021	2020	2021	2020	2020

	US $’000
Profit for the period	2,940,722	157,801	1,462,914	144,404	524,190

Other components of Comprehensive Income

Items of other comprehensive income that were or will be reclassified to profit and loss:

Foreign currency translation differences for foreign operations	(2,744)	363	706	1,331	4,019

Items of other comprehensive income that would never be reclassified to profit and loss:

Net change in fair value of investments in equity instruments at fair value through other comprehensive income, net of tax	(144)	(114)	(94)	256	563
Defined benefit pension plans actuarial gains (losses), net of tax		1,507		(1,287)	174

Other comprehensive income for the period, net of tax	(2,888)	1,756	612	300	4,756

Total comprehensive income for the period	2,937,834	159,557	1,463,526	144,704	528,946

Attributable to:
Owners of the Company	2,933,715	156,076	1,461,936	143,321	523,815
Non- controlling interests	4,119	3,481	1,590	1,383	5,131

Total comprehensive income for the period	2,937,834	159,557	1,463,526	144,704	528,946

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
		General	Translation	Retained earnings		Non- controlling	Total
	Share capital (*)	reserves (**)	reserve	(deficit)	Total	interests	equity

	US $’000
For the Nine months period ended September 30, 2021
Balance at January 1, 2021	700,310	1,106,470	(15,986)	(1,523,528)	267,266	7,189	274,455
Profit for the period				2,935,201	2,935,201	5,521	2,940,722
Other comprehensive income for the period, net of tax			(1,342)	(144)	(1,486)	(1,402)	(2,888)
Issuance of share capital, net of issuance costs	203,513				203,513		203,513
Share-based compensation		1,265			1,265		1,265
Exercise of options	1,329	(1,329)
Dividend to owners of the Company				(237,030)	(237,030)		(237,030)
Dividend to non-controlling interests in subsidiaries						(4,702)	(4,702)
Balance at September 30, 2021	905,152	1,106,406	(17,328)	1,174,499	3,168,729	6,606	3,175,335

For the three months period ended September 30, 2021

Balance at June 30, 2021	903,823	1,107,284	(18,212)	(279,523)	1,713,372	5,016	1,718,388
Profit for the period				1,461,146	1,461,146	1,768	1,462,914
Other comprehensive income for the period, net of tax			884	(94)	790	(178)	612
Share-based compensation		451			451		451
Exercise of options	1,329	(1,329)
Dividend to owners of the Company				(7,030)	(7,030)		(7,030)
Balance at September 30, 2021	905,152	1,106,406	(17,328)	1,174,499	3,168,729	6,606	3,175,335

(*)   See Note 5(a).

(**) Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these condensed consolidated interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attribute to the owners of the Company
	Share capital (*)	General reserves (**)	Translation reserve	Accumulated deficit	Total	Non- controlling Interests	Total equity

	US $’000
For the Nine months period ended September 30, 2020
Balance at January 1, 2020	700,310	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)
Profit for the period				152,915	152,915	4,886	157,801
Other comprehensive income for the period, net of tax			1,768	1,393	3,161	(1,405)	1,756
Transaction with an interested party		537			537		537
Share-based compensation		423			423		423
Dividend to non-controlling interests in subsidiaries						(3,344)	(3,344)
Balance at September 30, 2020	700,310	1,106,310	(19,335)	(1,887,918)	(100,633)	5,539	(95,094)

For the three months period ended September 30, 2020

Balance at June 30, 2020	700,310	1,106,068	(21,263)	(2,029,311)	(244,196)	4,156	(240,040)
Profit for the period				142,424	142,424	1,980	144,404
Other comprehensive income for the period, net of tax			1,928	(1,031)	897	(597)	300
Transaction with an interested party, net of tax		176			176		176
Share-based compensation		66			66		66
Balance at September 30, 2020	700,310	1,106,310	(19,335)	(1,887,918)	(100,633)	5,539	(95,094)
For the year ended December 31, 2020
Balance at January 1, 2020	700,310	1,105,350	(21,103)	(2,042,226)	(257,669)	5,402	(252,267)
Profit for the year				517,961	517,961	6,229	524,190
Other comprehensive income for the year			5,117	737	5,854	(1,098)	4,756
Transaction with an interested party, net of tax		630			630		630
Share-based compensation		490			490		490
Dividend to non-controlling interests in subsidiaries						(3,344)	(3,344)
Balance at December 31, 2020	700,310	1,106,470	(15,986)	(1,523,528)	267,266	7,189	274,455

(*)   See Note 5(a).

(**) Include reserves related to transactions with an interested party and share-based compensation.

The accompanying Notes are an integral part of these condensed consolidated interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2021	2020	2021	2020	2020

	US $’000
Cash flows from operating activities
Profit for the period	2,940,722	157,801	1,462,914	144,404	524,190

Adjustments for:
Depreciation and amortization	530,643	220,878	220,925	74,274	314,185
Impairment losses (recoveries) of tangible assets		600		(1,100)	(4,329)
Net finance expenses	122,566	113,554	38,069	40,707	181,260
Share of profits and change in fair value of investees	(4,016)	(3,197)	(832)	(1,542)	(4,143)
Capital gain	(5,107)	(4,919)	(3,972)	(638)	(8,814)
Income taxes	636,221	11,195	358,004	3,696	16,599
	4,221,029	495,912	2,075,108	259,801	1,018,948

Change in inventories	(55,056)	12,990	(7,543)	(3,839)	8,105
Change in trade and other receivables	(695,611)	(50,583)	(261,557)	(80,521)	(204,469)
Change in trade and other payables including contract liabilities	506,865	19,862	206,594	71,808	68,670
Change in provisions and employee benefits	5,599	(6,674)	774	(322)	(2,152)
	(238,203)	(24,405)	(61,732)	(12,874)	(129,846)

Dividends received from associates	3,307	2,708	1,436	571	4,360
Interest received	3,400	2,054	1,187	174	2,317
Income taxes paid	(23,200)	(9,840)	(7,666)	(2,577)	(14,983)
Net cash generated from operating activities	3,966,333	466,429	2,008,333	245,095	880,796

Cash flows from investing activities
Proceeds from sale of tangible and intangible assets, investments and affiliates	5,008	4,352	2,721	1,358	6,717
Acquisition of tangible assets, intangible assets and investments	(755,829)	(17,027)	(291,342)	(9,547)	(42,641)
Change in other investments and other receivables	(284,210)	(351)	(298,536)	2,884	763
Net cash used in investing activities	(1,035,031)	(13,026)	(587,157)	(5,305)	(35,161)

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

CONDENSED CONSOLIDATED UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2021	2020	2021	2020	2020

	US $’000
Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities	50,000
Issuance of share capital, net of issuance costs (see Note 5(a))	205,394
Sale and lease back transactions		9,052			9,052
Repayment of borrowings and lease liabilities	(926,481)	(203,382)	(234,055)	(62,351)	(336,225)
Change in short term loans	(16,000)	5,471	(5)	800	6,071
Dividend paid to non-controlling interests	(4,702)	(3,344)			(3,344)
Dividend paid to owners of the Company	(237,030)		(237,030)
Interest and other financial expenses paid	(117,334)	(93,903)	(40,076)	(32,508)	(135,952)
Net cash used in financing activities	(1,046,153)	(286,106)	(511,166)	(94,059)	(460,398)

Net change in cash and cash equivalents	1,885,149	167,297	910,010	145,731	385,237
Cash and cash equivalents at beginning of the period	570,414	182,786	1,545,282	202,848	182,786
Effect of exchange rate fluctuation on cash held	(566)	202	(295)	1,706	2,391
Cash and cash equivalents at the end of the period	2,454,997	350,285	2,454,997	350,285	570,414

The accompanying Notes are an integral part of these condensed consolidated unaudited interim Financial Statements.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

1	Reporting entity

ZIM Integrated Shipping Services Ltd. (hereinafter - the "Company" or "ZIM") and its subsidiaries (hereinafter – "the Group" or "the Companies") and the Group’s interests in associates, operate in the field of container shipping and related services.

ZIM is a company incorporated in Israel, with limited liability. ZIM’s ordinary shares have been listed on the New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021. The address of the Company’s registered office is 9 Andrei Sakharov Street, Haifa, Israel.

2	Basis of compliance

(a)	Statement of compliance

These condensed consolidated unaudited interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020 (hereafter – the “annual Financial Statements”). These condensed consolidated unaudited interim Financial Statements were approved by the Board of Directors on November 17, 2021.

(b)	Estimates

The preparation of Financial Statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those applied to the annual financial statements.

3	Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated unaudited interim Financial Statements are the same as those applied by the Group in its annual Financial Statements.

4	Financial position

(a)	The container shipping industry is characterized in recent years by volatility in freight rates, charter rates and bunker prices, accompanied by significant uncertainties in the global trade (including further implications that might derive from the Covid-19 pandemic). Current market conditions impact positively, resulting in improved results of the Company, mainly driven by increased freight rates and volumes of trades, partially offset by the impact of increased charter hire rates and bunker prices.

In view of the aforementioned business environment and in order to constantly improve the Group’s results of operations and liquidity position, Management continues to optimize its network by entering into and/or expanding partnerships and cooperation agreements and by upgrading its customer’s offerings, whilst seeking operational excellence and cost efficiencies. In addition, the Company continues to explore options which may contribute to strengthen its capital and operational structure. In respect to the Company’s initial public offering, completed in February 2021 - see Note 5(a).

As part of its ongoing operational needs, the Company continues to charter additional vessels and extend vessel charter periods. Regarding long-term charter agreements, see (b) below.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (Cont’d)

As at September 30, 2021, the Company complies with its financial covenants. The Company’s liquidity amounts to US$ 2,756 million (Minimum Liquidity required is US$ 125 million) - see also Note 12(c) to the 2020 annual financial statements.

(b)	Long-term charter agreements:

In February 2021, the Company entered into a strategic agreement with Seaspan, for the long-term charter of ten 15,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, intended to be delivered between February 2023 and January 2024. The Company intends to deploy these vessels on its Asia-US East Coast Trade, as an enhancement to its service on this strategic trade.

In July 2021, the Company entered into an additional strategic agreement with Seaspan, for the long-term charter of ten 7,000 TEU liquefied natural gas (LNG) dual-fuel container vessels, with an option for additional five of such vessels, intended to be delivered between the fourth quarter of 2023 and July 2024 and to be deployed across the Company’s various global-niche trades. In September 2021, the Company exercised the option in respect to the additional five vessels.

Pursuant to each of the agreements, the Company will charter the vessels for a period of 12 years and has secured an option to later elect a total charter period of 15 years. The Company was further granted by Seaspan a right of first refusal to purchase the chartered vessels should Seaspan choose to sell them during the charter period, and an option to purchase the vessels at the end of the charter term. The Company expects to incur, in annualized charter hire costs per vessel, approximately US$ 17 million in respect of the abovementioned 15,000 TEU vessels, and approximately US$ 13 million in respect of the abovementioned 7,000 TEU vessels, over the term of the agreements, depending on the charter period elected.

(c)	During 2021, the Company has entered into multiple agreements for the purchase of containers (mostly new-build units) in an aggregate amount of US$ 898 million. During the first nine months of 2021, the Company recognized an aggregated cost of US$ 689 million in respect to containers delivered, out of such purchases.

In addition, the Company entered into a series of agreements to purchase a total of eight vessels, each with a capacity ranging between 1,100 and 4,250 TEU, for an aggregated amount of US$ 355 million. In the third quarter of 2021, the Company recognized a cost of US$ 33 million in respect to one delivered vessel, with the remaining vessels intended to be delivered between November 2021 and April 2022.

(d)	In accordance with IAS 34 (Interim financial reporting), the Company records its tax expenses based on the estimated annual effective tax rate. In light of its current results (see also Note 4(a)), the Company expects to utilize its carry-forward tax losses and therefore considers utilization of carry-forward tax losses in its estimated annual effective tax rate.

(e)	In March 2021, the Company made an early repayment of US$ 85 million of its Series 1 notes (Tranche C), in accordance with the related excess cash mechanism (see also Note 12(b) to the 2020 annual financial statements).

In June 2021, the Company made an additional early repayment under such mechanism, in respect of its Series 1 and Series 2 notes (Tranches C and D), in a total amount of US$ 349 million. This payment reflects a full settlement of the indebtedness related to such notes and resulted in the removal of all related provisions and limitations.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

4	Financial position (Cont’d)

(f)	In May 2021, the Company was served with a claim for an alleged patents infringement filed against it in the US. Management, based on legal advice, believes that it has good defense arguments against the claim and filed a motion to dismiss the claim.

In October 2021, the Israeli Supreme Court denied an appeal on the verdict of the District Court dismissing the claim, previously filed in respect to an application to approve the filing of a class action, against shipping agencies, including the Company’s wholly-owned agency in Israel, in alleged claims of overcharging customers of local charges in excess of the rates provided in the then applicable Israeli Port Regulations (see also Note 27(b) to the Company’s 2020 annual financial statements).

(g)	Dividends:

In May 2021 (further to the expected full repayment of Series 1 and Series 2 notes, as later executed - see above) the Company’s Board of Directors approved a distribution of dividend of US$ 2.00 per ordinary share. The dividend in a total amount of US$ 237 million was paid on September 15, 2021, to all holders of ordinary shares on record as at August 25, 2021.

In November 2021, the Company’s Board of Directors approved an additional distribution of dividend of approximately US$ 2.50 per ordinary share (or approximately US$ 296 million, considering the number of ordinary shares outstanding as of September 30, 2021). The dividend is scheduled to be paid on December 27, 2021, to all holders of ordinary shares on record as at December 16, 2021.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

5	Capital and reserves

(a)	Share capital

In February 2021, the Company completed its initial public offering (IPO) of 15,000,000 ordinary shares (including shares issued upon the exercise of the underwriters’ option), at an offering price of US$ 15.00 per share, for gross consideration of US$ 225 million (US$ 204 million, after deducting underwriting discounts and commissions and other offering costs). The Company’s ordinary shares began trading on The New York Stock Exchange (the “NYSE”) under the symbol “ZIM” on January 28, 2021.

Further to the approval of the Company’s General meeting in December 2020 and the completion of the Company’s IPO, the Company’s ordinary shares were amended to have no par value, as well as to reflect a share split of 1:10, in the form of issuing benefit shares (nine ordinary shares issued for each existing ordinary share). Accordingly, for earnings per share, these financial statements reflect the abovementioned share split retrospectively, in all presented periods.

During the reported period, 3,588,188 ordinary shares were issued upon the cashless exercise of options, previously granted in respect to share-based payment arrangements.

(b)	Share-Based payment arrangements

During the first quarter of 2021, further to prior approvals of the Company’s Compensation committee, Audit committee and Board of Directors, and concurrently with the consummation of the Company’s initial public offering, the Company granted a senior member of the Company’s Management with options exercisable to its ordinary shares, according to the below terms (which also reflect the above-mentioned share split):

Grant date	Instrument terms	Number of instruments	Vesting Terms	Contractual life
January 27, 2021	Each option is exercisable into one ordinary share, at the exercise price per the offering price of US$ 15.00	546,822	25% of the options shall vest upon the first anniversary of the grant date with the remaining options vesting in equal quarterly portions over the following three years period.	5 years

Information on fair value measurement

The weighted average fair value of the options on grant date was US$ 5.32, measured using the Black & Scholes model, based on the following measurement inputs:

Share price on grant date	USD 15.00
Exercise price	USD 15.00
Expected volatility	40.2%
Expected life	5 years
Expected dividends	0%
Risk-free interest rate	0.46%

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

6	Right-of-use assets

	September 30		December 31
	2021	2020	2020

	US $’000
Vessels	2,132,742	621,214	826,678
Containers and handling equipment	485,336	451,365	466,070
Other tangible assets	46,240	52,200	47,911
	2,664,318	1,124,779	1,340,659

7	Segment information

ZIM is managed as one operating unit, generating revenues from operating a global liner service network of container shipping and related services, in which lines share the use of its resources and their performance are co-dependent. Accordingly, the chief operating decision maker manages and allocates resources to the entire liner network. As there is no appropriate allocation for the Group’s results, assets and liabilities, these are all attributed to the Group’s sole operating segment.

Freight revenues are disaggregated geographically by trade zone, as follows:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2021	2020	2021	2020	2020

	US $’000
Freight Revenues from containerized cargo:
Pacific	3,635,652	1,193,231	1,640,905	527,652	1,860,554
Cross-Suez	852,528	271,312	362,862	93,497	392,679
Atlantic	648,113	428,666	256,690	137,849	577,443
Intra-Asia	1,139,355	250,612	468,981	91,670	453,127
Latin America	308,370	135,623	124,023	45,147	208,374
	6,584,018	2,279,444	2,853,461	895,815	3,492,177
Other Revenues (*)	678,286	351,406	282,497	116,690	499,519
	7,262,304	2,630,850	3,135,958	1,012,505	3,991,696

(*) Mainly related to demurrage, value-added services and non-containerized cargo.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

8	Operating expenses and cost of services

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2021	2020	2021	2020	2020

	US $’000
Wages and expenses relating to seagoing personnel	7,742	6,625	2,434	2,263	9,099
Maintenance and repair of vessels	2,688	2,872	907	843	3,881
Expenses relating to fleet equipment (mainly containers and chassis)	21,480	18,736	6,753	6,735	26,598
Fuel and lubricants	527,505	263,548	196,570	82,652	361,568
Insurance	7,295	7,291	2,433	2,182	9,586
Expenses related to cargo handling	1,410,239	1,034,622	469,023	382,737	1,432,937
Port expenses	192,584	149,780	67,204	54,090	206,946
Agents’ salaries and commissions	146,924	113,852	53,191	39,562	159,134
Cost of related services and sundry	119,301	61,426	46,871	24,843	100,537
Slot purchases and hire of vessels	412,763	360,382	151,704	114,462	497,777
Hire of containers	28,385	19,836	10,275	6,388	27,049
	2,876,906	2,038,970	1,007,365	716,757	2,835,112

9	Financial instruments

Financial instruments not measured at fair value

The carrying amounts of the Group’s financial assets and liabilities, including cash and cash equivalents, trade and other receivables, other investments, trade and other payables and loans and other liabilities, reflect reasonable approximation of their fair value.

ZIM INTEGRATED SHIPPING SERVICES LTD.

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS

10	Earnings per share

Basic and diluted earnings per share

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2021	2020	2021	2020	2020

	US $’000
Profit attributable to ordinary shareholders used to calculate basic and diluted earnings per share	2,935,201	152,915	1,461,146	142,424	517,961

Weighted average number of ordinary shares used to calculate basic earnings per share	113,823,830	100,000,000	116,618,539	100,000,000	100,000,000

Effect of share options (*)	4,586,396	431,079	3,587,767	451,384	4,530,892

Weighted average number of ordinary shares used to calculate diluted earnings per share	118,410,226	100,431,079	120,206,306	100,451,384	104,530,892

(*) The Company’s ordinary shares began trading on January 28, 2021. Due to the absence of a trading market for the Company’s ordinary shares prior to this date, the estimated fair value of these shares during such periods, for purposes of calculating the dilutive impact of share options, was determined by Company’s management and approved by the Company’s Board of Directors.

11	Related parties

During the reported period, the total balance of loans and lease liabilities attributed to related parties, increased by a net amount of US$ 77 million, mainly due to charter hire of vessels - see also Note 28 to the 2020 annual financial statements.